

Mail Stop 3561

March 1, 2010

Mr. George Carpenter, CEO
CNS Response, Inc.
85 Enterprise, Suite 410
Aliso Viejo, California 92656

  Re: CNS Response, Inc.
    Registration Statement on Form S-1
    Filed February 1, 2010
    File No. 333-164613

Dear Mr. Carpenter:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

1. Please revise your disclosure to describe fully the nature of any "material relationship" that each security holder has had, if any, within the past three years, with the registrant or any of its predecessors or affiliates. See Item 507 of

Regulation S-K. Such a description would include the material terms of each agreement or arrangement by which the selling security holder acquired its common stock, including the terms of any conversion features of convertible securities. In this regard, it is unclear if you have filed the agreement with the lead placement agent and other agreements associated with the private placement.

2. Please also revise your disclosure to identify as an underwriter each selling shareholder that is a broker-dealer, rather than stating that such persons "may be deemed" to be underwriters. See, for example, the statement on page 85 that "selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be 'underwriters' within the meaning of the Securities Act in connection with these sales." You appear to identify Maxim Group LLC, Monarch Capital Group, Robert Nathan and Felix Investment, LLC in this category.

3. You have received a separate comment letter dated March 1, 2010 regarding your report on Form 10-K for the Fiscal Year Ended September 30, 2009. Please note that the comments in that letter should be resolved prior to a request for acceleration in this filing.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez at (202) 551-3790, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Scott Alderton, Esq.
        Jonathan Friedman, Esq.
        FAX: (818) 444-6314